                      FinishMaster to Acquire Thompson PBE
                    for $8.00 per Share In Cash Tender Offer


October 15, 1997


FinishMaster, Inc. ("FinishMaster") (Nasdaq National Market: FMST) and Thompson PBE, Inc. ("Thompson") (Nasdaq National Market: THOM) jointly announced that they have signed a definitive Agreement and Plan of Merger under which FinishMaster will acquire each of the outstanding common shares of Thompson for $8.00 in cash. Under the agreement, a wholly-owned subsidiary of FinishMaster will promptly commence a tender offer to acquire all outstanding Thompson shares for $8.00 per share. The transaction price represents a 73% premium over Thompson's stock price on July 8th, the last trading day before Thompson announced it would explore strategic alternatives to maximize shareholder value. The transaction price is also equal to Thompson's 52-week high closing price.

"We are very enthusiastic about the potential this combination presents in supporting our long-term commitment to provide value and quality services to the auto refinish industry," commented Andre B. Lacy, Chairman and Chief Executive Officer of FinishMaster. "The combined company will be a significant aftermarket distributor of automotive paint and related supplies. We will service over 150 distribution sites and expect pro forma sales of approximately $320 million. From a financial point of view, we believe this is an excellent transaction for our shareholders. It is expected to enhance earnings per share in calendar year 1998 on a pro forma basis and improve our prospects for the future."

Thomas Young, President of FinishMaster and an industry veteran, added, "The acquisition of Thompson will give FinishMaster enhanced national distribution capabilities and permit us to better serve our customers."

Mort  Kline,  Chief  Executive  Officer of  Thompson,  stated  that,
"Combining Thompson and FinishMaster is good for Thompson stockholders and employees alike. We are pleased that our business will be in the hands
of  people  who have long-term   perspective   and  fully   understand  all  of
our  challenges  and opportunities."

The transaction is expected to be completed late in 1997, subject to customary conditions, including receipt of regulatory approvals. The transaction is not subject to any financing contingencies.

There is minimal geographic overlap between the two businesses, which will enable the combined company to serve its customers on a national scope. Both FinishMaster and Thompson are distributors of automotive paints,
coatings,  and paint-related   accessories  to  the  automotive   collision
repair industry. FinishMaster currently serves customers from sites located throughout the Mid-Atlantic, Southeast, and Midwest regions. Thompson, based in Marina del Ray, California, supplies the automotive collision repair industry with distribution sites throughout Southern California and the Northeast, Southeast, Southwest, and Rocky Mountain regions.

Smith Barney Inc. acted as exclusive financial advisor to FinishMaster in this transaction. Donaldson, Lufkin and Jenrette Securities Corporation acted as exclusive financial advisor to Thompson.

This press release contains forward-looking statements regarding the prospective effect of the proposed acquisition of Thompson by FinishMaster. Actual results may differ materially from such forward-looking statements. The forward looking statements relate to topics which involve risks and uncertainties including, but not limited to, the conditions to the proposed acquisition and general economic conditions which affect the business of Thompson and FinishMaster.

For more information on FinishMaster via the Internet visit our Corporate News on the Net page at http://www.businesswire.com/cnn/fmst.htm or via fax through our NewsOnDemand service call 800/411-3989.

CONTACT:  FinishMaster, Inc.
          Thomas Young or Roger Sorokin, 616/949-7604
                    or
          Seyferth & Associates, Inc.
          Jeff Lambert or Steve Poole, 800/435-9539